Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended March 31, 2026

REVENUE	QoQ Constant Currency	YoY Constant Currency	Operating Margin
$2.65 Bn	↑ 0.2%	↓ 0.2%	17.3%

STRATEGIC MARKET UNITS MIX

33.2% AMERICAS 1	28.1% AMERICAS 2	27.2% EUROPE	11.5% APMEA

SECTOR MIX

34.1%	18.4%	16.8%	16.5%	14.2%
Banking, Financial Services and Insurance	Consumer	Technology and Communications	Energy, Manufacturing and Resources	Health

TOTAL BOOKINGS $3.5 Bn ↓ 13.9% YoY CC

LARGE DEAL TCV $1.4 Bn ↓ 18.5% YoY CC

Adjusted EPS Note 6: ₹3.3 ↑ 3.7% QoQ ↓ 2.3% YoY

Operating Cash Flow $338 Mn

Operating cash Flow/Net Income 90.1%

OUTLOOK

for the Quarter ending June 30, 2026

Revenue from our IT Services business segment to be in the range of $2,597 million to $2,651 million*. This translates to sequential guidance of -2.0% to 0% in constant currency terms.

**Outlook for the Quarter ending June 30, 2026, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.17, AUD/USD at 0.70, USD/INR at 92.35 and CAD/USD at 0.73*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.3%	13.8%	23.1%

TOTAL HEADCOUNT	242,156	ATTRITION VOL – TTM	13.8%
NET UTILIZATION *EXCLUDING TRAINEES*	83.5%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	62.8%

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Wipro Limited

Highlights for the Year ended March 31, 2026

REVENUE

$10.48 Bn

YoY Constant Currency	YoY Reported Currency	Operating Margin
↓ 1.6%	↓ 0.3%	17.2%

STRATEGIC MARKET UNITS MIX

33.2% AMERICAS 1 | 29.2% AMERICAS 2 | 26.5% EUROPE | 11.1% APMEA

SECTOR MIX

Banking, Financial Services and Insurance	Consumer	Energy, Manufacturing and Resources	Technology and Communications	Health
34.1%	18.4%	17.0%	16.0%	14.5%

TOTAL BOOKINGS	$16.4 Bn (↑ 14.0% YoY CC)	Operating Cash Flow	$ 1,591 Mn
LARGE DEAL TCV	$7.8 Bn (↑ 45.4% YoY CC)	Operating cash Flow/Net Income	112.6%

Adjusted EPS Note 6: ₹12.8 ↑ 2.1% YoY

CAPITAL ALLOCATION

1. Board approves Buy-Back for the value of ₹150 billion.
2. The interim dividend of ₹ 11 declared in FY'26 by the Board at its meetings held on July 17th,2025, and January 16th ,2026, shall be considered as final dividend for the financial year 2025-26.

CUSTOMER CONCENTRATION

TOP 1 4.6% | TOP 5 14.3% | TOP 10 23.7%

TOTAL HEADCOUNT	242,156	ATTRITION VOL – TTM	13.8%
NET UTILIZATION *EXCLUDING TRAINEES*	84.5%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	61.1%

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Wipro Limited

Results for the Quarter and Year ended March 31, 2026

A IT Services

	FY 25-26					FY 24–25	
	FY	Q4	Q3	Q2	Q1	FY	Q4
IT Services Revenues ($Mn)	10,478.1	2651.0	2,635.4	2,604.3	2,587.4	10,511.5	2,596.5
Sequential Growth	-0.3%	0.6%	1.2%	0.7%	-0.3%	-2.7%	-1.2%
Sequential Growth in Constant Currency Note 1	-1.6%	0.2%	1.4%	0.3%	-2.0%	-2.3%	-0.8%
Operating Margin % Note 2	17.2%	17.3%	17.6%	16.7%	17.3%	17.1%	17.5%
Strategic Market Units Mix							
Americas 1	33.2%	33.2%	33.2%	33.0%	33.1%	31.7%	32.8%
Americas 2	29.2%	28.1%	29.0%	29.6%	30.4%	30.6%	30.6%
Europe	26.5%	27.2%	26.7%	26.3%	25.7%	27.1%	26.1%
APMEA	11.1%	11.5%	11.1%	11.1%	10.8%	10.6%	10.5%
Sectors Mix							
Banking, Financial Services and Insurance	34.1%	34.1%	34.6%	34.3%	33.6%	34.3%	34.2%
Consumer	18.4%	18.4%	18.2%	18.2%	18.6%	19.1%	18.9%
Energy, Manufacturing and Resources	17.0%	16.5%	16.3%	17.4%	17.7%	17.2%	17.3%
Technology and Communications	16.0%	16.8%	16.0%	15.6%	15.5%	15.3%	15.2%
Health	14.5%	14.2%	14.9%	14.5%	14.6%	14.1%	14.4%
Total Bookings							
Total Bookings TCV ($Mn) Note 3	16,449	3,455	3,335	4,688	4,971	14,315	3,955
Large deal TCV ($Mn) Note 4	7,829	1,440	871	2,853	2,666	5,368	1,763
Guidance ($Mn)	-	2,635-2,688	2,591-2,644	2,560 - 2,612	2,505 - 2,557	-	2,602 - 2,655
Guidance restated based on actual currency realized ($Mn)	-	2,645-2,698	2,585-2,638	2,570 – 2,622	2,549 – 2,601	-	2,591 – 2,644
Revenues performance against guidance ($Mn)	-	2,651	2,635	2,604	2,587	-	2,597

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	FY 25-26					FY 24–25	
	FY	Q4	Q3	Q2	Q1	FY	Q4
Customer size distribution (TTM)							
> $100Mn	16	16	16	16	16	17	17
> $75Mn	29	29	31	29	27	28	28
> $50Mn	45	45	45	45	47	44	44
> $20Mn	106	106	103	104	109	111	111
> $10Mn	183	183	177	177	180	181	181
> $5Mn	289	289	281	272	281	289	289
> $3Mn	391	391	390	393	397	398	398
> $1Mn	715	715	722	730	725	716	716
Revenue from Existing customers %	97.3%	94.7%	96.5%	98.6%	99.6%	99.0%	98.1%
Number of new customers	216	30	92	45	49	197	63
Total Number of active customers	1233	1233	1272	1257	1,266	1,282	1,282
Customer Concentration							
Top customer	4.6%	4.3%	4.7%	4.8%	4.7%	4.3%	4.4%
Top 5	14.3%	13.8%	14.4%	14.4%	14.7%	14.0%	14.5%
Top 10	23.7%	23.1%	23.7%	24.0%	24.5%	23.3%	24.2%
% of Revenue							
USD	61%	60%	61%	62%	63%	62%	63%
GBP	11%	12%	11%	11%	10%	10%	10%
EUR	9%	9%	9%	9%	9%	10%	9%
INR	5%	5%	5%	4%	4%	4%	4%
AUD	4%	4%	4%	4%	3%	4%	3%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	7%	7%	8%	7%	8%
Closing Employee Count	242,156	242,156	242,021	235,492	233,232	233,346	233,346
Sales & Support Staff (IT Services)	14,574	14,574	14,663	14,863	15,131	15,230	15,230
Utilization Note 5							
Net Utilization (Excluding Trainees)	84.5%	83.5%	83.1%	86.4%	85.0%	85.6%	84.6%
Attrition							
Voluntary TTM (IT Services excl. DOP)	13.8%	13.8%	14.2%	14.9%	15.1%	15.0%	15.0%
DOP % — Post Training Quarterly	8.6%	9.7%	8.5%	8.2%	8.2%	7.8%	7.7%
Revenue Mix Note 5							
Revenue from FPP	54.3%	55.6%	55.1%	53.0%	53.5%	56.6%	55.5%
Offshore Revenue — % of Services	61.1%	62.8%	61.6%	60.2%	59.8%	60.1%	62.1%

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B

Growth Metrics

for the Quarter and Year ended March 31, 2026 Note 1

	Q4'26 Reported QoQ%	Q4'26 Reported YoY%	Q4'26 CC QoQ%	Q4'26 CC YoY%	FY'26 Reported YoY%	FY'26 CC YoY%
IT Services	0.6%	2.1%	0.2%	-0.2%	-0.3%	-1.6%
Strategic Market Units						
Americas 1	0.3%	3.3%	0.3%	2.9%	4.2%	4.1%
Americas 2	-2.6%	-6.3%	-2.6%	-6.7%	-4.8%	-4.9%
Europe	2.6%	6.5%	2.0%	0.0%	-2.4%	-6.7%
APMEA	4.9%	12.0%	3.1%	8.8%	4.4%	4.3%
Sectors						
Banking, Financial Services and Insurance	-0.8%	1.8%	-1.3%	-0.5%	-0.7%	-1.9%
Consumer	2.0%	-0.5%	1.7%	-2.9%	-4.0%	-5.5%
Energy, Manufacturing and Resources	1.7%	-2.3%	1.1%	-5.9%	-1.7%	-3.7%
Technology and Communications	5.4%	12.4%	5.3%	10.4%	4.0%	2.9%
Health	-4.3%	0.6%	-4.4%	0.0%	2.5%	2.1%

Annexure to Datasheet

C

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q4 FY25-26 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	170,038	2,246	(370)	171,914
Selling and marketing expenses	13,966	64	(27)	14,003
General and administrative expenses	14,646	0	162	14,808
Total	198,650	2,310	(235)	200,725

D

Reconciliation for Adjusted Net Income and Adjusted EPS	Three months ended Mar 31, 2026	Twelve months ended Mar 31, 2026
Net Income [A]	35,018	131,974
Add: Impact on gratuity expenses and remeasurement of leave encashment due to implementation of new Labour Code [B]	-272	2,756
Less[C]: Tax on [B]	115	-475
Adjusted Net Income [D]: [A+B+C]	34,861	134,255
Adjusted EPS Basic (₹)	3.3	12.8

Amounts in INR Mn unless specified

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results total as reflected in IFRS financials

Note 3: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 1.

Note 4: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 5: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

Note 6: Adjusted for impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹(-)272 Mn for the three months ended 31st March 2026 and ₹2,756Mn for the year ended 31st March 2026.

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